UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Tungray Technologies Inc

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G9124M106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9124M106

1	Names of Reporting Persons. Pegasus Technologies Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 690,000[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 690,000[1]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 690,000[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.85% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

1 Represents 690,000 Class A ordinary shares of Tungray Technologies Inc (the “Issuer”) held by Pegasus Technologies Holding Ltd. (“Pegasus Technologies”). Pegasus Technologies is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Technologies is Wanjun Yao.

2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share when voting together with Class A ordinary shares as one class, 690,000 Class A ordinary shares held by Pegasus Technologies represent 0.67% voting power of all shares of the Issuer.

CUSIP No.	G9124M106

1	Names of Reporting Persons. Pegasus Automation Global Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 720,000[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 720,000[3]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,000[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.11% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

3 Represents 720,000 Class A ordinary shares of the Issuer held by Pegasus Automation Global Ltd. (“Pegasus Automation Global”). Pegasus Automation Global is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Automation Global is Wanjun Yao.

2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 720,000 Class A ordinary shares held by Pegasus Automation Global represent 0.70% voting power of all shares of the Issuer when voting together as one class.

CUSIP No.	G9124M106

1	Names of Reporting Persons. Enolios Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,250,000[4]
	6	Shared Voting Power None
	7	Sole Dispositive Power 2,250,000[4]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000[4]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.08% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

4 Represents 2,250,000 Class A ordinary shares of the Issuer held by Enolios Ltd. (“Enolios”). Enolios is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Enolios is Wanjun Yao.

2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 2,250,000 Class A ordinary shares held by Enolios represent 2.18% voting power of all shares of the Issuer when voting together as one class.

CUSIP No.	G9124M106

1	Names of Reporting Persons. Pegasus Automation Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 91,200,000[5]
	6	Shared Voting Power None
	7	Sole Dispositive Power 91,200,000[5]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,560,000 Class B ordinary shares[5]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 88.55% voting power of all shares of the Issuer when voting together as one class[2]
12	Type of Reporting Person (See Instructions) CO

5 Represents 4,560,000 Class B ordinary shares of the Issuer held by Pegasus Automation Ltd. Each Class B ordinary share has 20 votes per share when voting together with Class A ordinary shares as one class. Pegasus Automation Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Automation Ltd. is Wanjun Yao.

2 See Item 4. Since each Class B ordinary share has 20 votes per share, 4,560,000 Class B ordinary shares represent 88.55% voting power of all shares of the Issuer when voting together as one class.

CUSIP No.	G9124M106

1	Names of Reporting Persons. Wanjun Yao
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 94,860,000[6]
	6	Shared Voting Power None
	7	Sole Dispositive Power 94,860,000[6]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,660,000 Class A ordinary shares and 4,560,000 Class B ordinary shares[6]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 92.10% voting power of all shares of the Issuer when voting together as one class[2]
12	Type of Reporting Person (See Instructions) IN

6 Represents 690,000 Class A ordinary shares held by Pegasus Technologies, 720,000 Class A ordinary shares held by Pegasus Automation Global, 2,250,000 Class A ordinary shares held by Enolios and 4,560,000 Class B ordinary shares held by Pegasus Automation Ltd. All four holding companies are limited liability companies incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over the four holding companies is Wanjun Yao. Each of the Issuer’s Class B ordinary shares has 20 votes per share, and each of Issuer’s Class A ordinary shares has 1 vote per share. As such, through Pegasus Technologies, Pegasus Automation Global, Enolios and Pegasus Automation Ltd., Mr. Wanjun Yao has 92.10% of the Issuer’s total voting power.

2 See Item 4.

Item l(a).	Name of Issuer:

Tungray Technologies Inc

Item l(b).	Address of Issuer’s Principal Executive Offices:

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Item 2(a).	Name of Person Filing:

Pegasus Technologies Holding Ltd.

Pegasus Automation Global Ltd.

Enolios Ltd.

Pegasus Automation Ltd.

Wanjun Yao

Item 2(b ).	Address of Principal Business Office, or if None, Residence:

For Pegasus Technologies Holding Ltd., Pegasus Automation Global Ltd., Enolios Ltd., Pegasus Automation Ltd. and Wanjun Yao:

#02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933

Item 2(c).	Citizenship:

Pegasus Technologies Holding Ltd.: The British Virgin Islands

Pegasus Automation Global Ltd.: The British Virgin Islands

Enolios Ltd.: The British Virgin Islands

Pegasus Automation Ltd.: The British Virgin Islands

Wanjun Yao: The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

Class B ordinary shares, par value US$0.0001 per share.

Item 2(e).	CUSIP Number:

G9124M106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percent of class is 11,793,485 Class A ordinary shares. The total number of outstanding Class B ordinary shares used to calculate the percent of class is 4,560,000 Class B ordinary shares. Each of the Issuer’s Class B ordinary shares has 20 votes per share, and each of the Issuer’s Class A ordinary shares has 1 vote per share. The Issuer’s Class A ordinary shares are not convertible into shares of any other class. Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one basis at the option of such holder at any time. In addition, upon any sale, transfer, assignment or disposition to any person or entity who is not an affiliate, the Issuer’s Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Pegasus Technologies Holding Ltd.

By:	/s/ Wanjun Yao
	Name:	Wanjun Yao
	Title:	Director

Pegasus Automation Global Ltd.

By:	/s/ Wanjun Yao
	Name:	Wanjun Yao
	Title:	Director

Enolios Ltd.

By:	/s/ Wanjun Yao
	Name:	Wanjun Yao
	Title:	Director

Pegasus Automation Ltd.

By:	/s/ Wanjun Yao
	Name:	Wanjun Yao
	Title:	Director

Wanjun Yao

By:	/s/ Wanjun Yao

[Signature page to 13G (TRSG)]